
07007511

SEC[illegible]SSION

BB 6/13

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2006** MM/DD/YY AND ENDING **12/31/2006** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ONE FINANCIALSECURITIES, LTD**

OFFICIAL USE ONLY
104282
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5773 WOODWAY DRIVE STE . 281
(No. and Street)

HOUSTON TEXAS 77057
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leland Dykes 713-975-0021 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr. CPA & Associates
(Name - *if individual, state last, first, middle name)*

15565 Northland Drive Suite 502 W Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
o Public Accountant
o Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a Statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17A-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained this form are not required to respond unless the form displays a currently valid OMB control number.

CH 6/20

OATH OR AFFIRMATION

I, Leland A. Dykes swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ONE FINANCIAL SECURITIES, LTD. as of May 14th 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title


CRISELDA RODRIGUEZ
Notary Public, State of Texas
My Commission Expires
March 13, 2011

Notary Public

This report ** contains (check .all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15 c3 -3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3 -3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements ofFinancial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date or the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section* 240.17*0-5 (e) (3).*

END

One Financial Securities, LTD

Statement of Changes In Changes In Stockeholders's Equity

For the Year-Ended December 31, 2006

	Common Stock	Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance at November 1, 2005	$ -	$ -	$ 36,385	$ 36,385
Net Loss of the year ended Ocotber 31, 2006	-	-	(126.49)	(126.49)
Capital Transactions	-	-	-	-
Balance at October 31, 2006	$ -	$ -	36,258.51	$ 36,258.51


SEC MAIL
PROCESSING
RECEIVED
MAY 1 5 2007
190
SECTION
WASH., D.C.